UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

      50213V109
(CUSIP Number)

Mitchell R. Kulick, Esq. General Counsel Iroquois Capital Management LLC 641 Lexington Avenue, 26th Floor New York, New York 10022 (212) 974-3070
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             January 16, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 50213V109	Page 2 of 9 Pages

1           Names of Reporting Persons

IROQUOIS CAPITAL MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,727,404
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,727,404

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,727,404

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.27%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 50213V109	Page 3 of 9 Pages

1           Names of Reporting Persons

JOSHUA SILVERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		21,147
Beneficially Owned By Each	8	Shared Voting Power 1,727,404
Reporting Person With	9	Sole Dispositive Power 21,147
	10	Shared Dispositive Power
		1,727,404

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,748,821

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.33%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 4 of 9 Pages

1           Names of Reporting Persons

RICHARD ABBE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		184,293
Beneficially Owned By Each	8	Shared Voting Power 1,745,418
Reporting Person With	9	Sole Dispositive Power 184,293
	10	Shared Dispositive Power
		1,745,418

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,929,711

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.88%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 5 of 9 Pages

Item 1.                    Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.00001 per share (the “Shares”) of LRAD Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 16990 Goldentop Road, San Diego, California, 92127.

Item 2.                    Identity and Background.

This statement on Schedule 13D is filed on behalf of Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”), and Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).  Iroquois is a registered investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Fund”).  Each of Mr. Silverman and Mr. Abbe is a founding member of Iroquois.  The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.  A joint filing agreement of Iroquois, Mr. Silverman, and Mr. Abbe is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Iroquois used working capital of the Fund to purchase the 1,338,638 Shares and the warrants (“Warrants”) to acquire 388,766 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $2,371,284.

Mr. Silverman used his personal assets to purchase the 16,644 Shares and the Warrants to acquire 4,503 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $23,675.

The Accounts referred to in Item 5 used working capital of such Accounts to acquire the 148,264 Shares and the Warrants to acquire 54,043 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $191,498.

Item 4.                    Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons acquired the Shares and Warrants because they believed them to be an attractive investment.

CUSIP No. 50213V109	Page 6 of 9 Pages

However, the Reporting Persons believe that the Board of Directors of the Issuer has failed to exercise proper oversight over the management and operations of the Issuer and has granted compensation to itself that is excessive.

The Fund filed a Verified Amended Derivative Complaint in November, 2012 against then-directors Raymond Smith, Laura Clague, Helen Adams, and Thomas Brown and the Company’s chief financial officer Katherine McDermott (“Defendants”) and the Company as nominal defendant, asserting breach of fiduciary duty and other violations of law in connection with Defendants’ issuance of stock options for their own benefit representing 3% of the Company’s then issued and outstanding shares with incredibly low exercise prices.  The Complaint asserts that the issuance of the options was exquisitely timed to follow the announcement of disappointing earnings results and precede material non-public positive earning events and to serve as a replacement for options held by Defendants that had expired, were about to expire, and/or were “out of the money”.

The Reporting Persons have determined that they intend to seek to replace the existing Board of Directors at the 2013 Annual Meeting of Shareholders and in connection therewith have delivered to the Issuer the Notice attached hereto as Exhibit 2.  The Reporting Persons expect that they will solicit proxies in support of the nominees for director specified in the Notice in accordance with the proxy regulations applicable to such solicitation.

Shareholders are advised to read the proxy statement and other documents related to any solicitation of proxies by Iroquois or its affiliates from the shareholders of the Issuer when they become available, because they will contain important information, including information relating to the participants in such proxy solicitation.  When completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer whose votes are solicited and will also be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

The Reporting Persons may have meetings or conversations with the Issuer and its management, members of the Issuer’s Board, other shareholders and other persons to discuss matters related to the Shares and the Issuer.  The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of the Reporting Persons’ plan to replace the existing Board of Directors of the Issuer, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                     Interest in Securities of the Issuer.

(a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 1,727,404 Shares (representing approximately 5.27% of the Shares based upon 32,399,199 Shares outstanding as of November 26, 2012 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2012) consisting of 1,338,638 Shares and Warrants to acquire 388,766 Shares held for the account of the Fund.  Iroquois may be deemed to have shared power to vote and shared power to dispose of 1,338,638 Shares and Warrants to acquire 388,766 Shares.

CUSIP No. 50213V109	Page 7 of 9 Pages

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, each of Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares and Warrants held for the account of the Fund.  In addition, by virtue of his position as a custodian or trustee of certain trusts or accounts established for the benefit of his children or other relatives (“Accounts”), Mr. Abbe may be deemed to be the beneficial owner of an additional 148,264 Shares and Warrants to acquire 54,043 Shares held for such Accounts.  Mr. Silverman may be deemed to be the beneficial owner of an additional 16,644 Shares and Warrants to acquire 4,503 Shares owned for his own account.  Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 139,257 Shares and Warrants to acquire 45,036 Shares and shared power to vote and shared power to dispose of 1,347,645 Shares and Warrants to acquire 397,773 Shares.  Mr. Silverman may be deemed to have sole power to vote and sole power to dispose of 16,644 Shares and Warrants to acquire 4,503 Shares and shared power to vote and shared power to dispose of 1,338,638 Shares and Warrants to acquire 388,766 Shares.

The Reporting Persons disclaim beneficial ownership of the following Shares and Warrants held by the persons specified below, and the following information is included solely for informational purposes:  711,585 Shares and Warrants to acquire 252,214 Shares held by Scot Cohen, a U.S. citizen who is a member of Iroquois with an office address at 641 Lexington Avenue, 26th Floor, New York, New York 10022, who does not have authority over the investments of Iroquois in the Issuer and 25,782 Shares and Warrants to acquire 18,015 Shares held by the Scot Jason Cohen Foundation; 173,242 Shares and Warrants to acquire 45,037 Shares held for the account of American Capital Management LLC, a retirement vehicle for the benefit of Mr. Silverman, Mr. Abbe, and Mr. Cohen; and 205,303 Shares and Warrants to acquire 9,007 Shares held for the account of Mr. Philip Mirabelli, an employee of Iroquois (who serves as the manager of the investments held by American Capital Management LLC); and 100,741 Shares held for the account of the Merav Abbe Irrevocable Trust, a trust for the benefit of Mr. Abbe.

(c)           Except as set forth on Exhibit 3 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the investors of the Fund and the beneficiaries of the Accounts, as the case may be, who are entitled to receive dividends from or the proceeds of sales of the Shares held for their respective accounts, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 50213V109	Page 8 of 9 Pages

Item 7.                    Material to be Filed as Exhibits.

Exhibit 1 - Agreement by and among Iroquois Capital Management LLC, Joshua Silverman, and Richard Abbe to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Notice of Intent to Nominate Individuals for Election as Directors at the 2013 Annual Meeting of Shareholders of LRAD Corporation, dated January 17, 2013.

Exhibit 3 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 50213V109	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2013	IROQUOIS CAPITAL MANAGEMENT LLC

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: January 17, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: January 17, 2013	RICHARD ABBE

By: /s/ Richard Abbe

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of LRAD Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 17, 2013	IROQUOIS CAPITAL MANAGEMENT LLC

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: January 17, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: January 17, 2013	RICHARD ABBE

By: /s/ Richard Abbe

EXHIBIT 2

January 17, 2013

FACSIMILE, OVERNIGHT DELIVERY AND PDF DELIVERY

LRAD Corporation
16990 Goldentop Road
San Diego, CA 92127

Attention: Katherine McDermott, Secretary of LRAD Corporation

NOTICE OF INTENT TO
NOMINATE INDIVIDUALS FOR ELECTION AS DIRECTORS
AT THE 2013 ANNUAL MEETING OF SHAREHOLDERS
OF LRAD CORPORATION

Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Shareholder”), the record holder of 1,000 shares of common stock, $0.00001 par value per share (“Common Stock”), and additional shares held in “street name” as described below, of LRAD Corporation, a Delaware corporation (“LRAD” or the “Company”), hereby provides notice of its intent to nominate the Nominees (as defined below) for election to the Board of Directors (the “Board”) of LRAD at the 2013 annual meeting of shareholders of LRAD (including any adjournment or postponement thereof, the “2013 Annual Meeting”).

 Shareholder’s principal business is acting as an investment fund, and it is advised by its investment advisor, Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois”). The business address of Shareholder and Iroquois is c/o:  641 Lexington Avenue, 26th Floor, New York, New York 10022, telephone (212) 974-3070.  Shareholder intends to appear in person or by proxy at the 2013 Annual Meeting to nominate the Nominees and to vote its shares of Common Stock.

This notice of nomination and all Exhibits attached hereto are collectively referred to herein as the “Notice”.  This Notice is delivered pursuant to Article II, Section 2.01(b) and (c) (the “Nomination Requirements”) of the Restated Bylaws of LRAD (f/k/a American Technology Corporation) (the “Bylaws”).  The information included herein represents Shareholder’s best knowledge as of the date hereof.  Shareholder reserves the right, in the event any such information shall be or become inaccurate, to provide corrective information to LRAD as soon as reasonably practicable.

Shareholder reserves the right to give further notice of additional nominations to be made or business to be proposed at the 2013 Annual Meeting or to revise the nominations described in this Notice, subject to the applicable requirements of LRAD’s Bylaws and Delaware law.

 Notice of Nomination for the Election of Directors

                According to publicly available information, the Board currently consists of five members (“Directors”).  Shareholder intends to nominate for election, and to solicit proxies from other LRAD shareholders, to elect five Directors (the “Nominees”) to the Board at the 2013 Annual Meeting.

 As required by the Nomination Requirements, the information that may be required to be disclosed in solicitations of proxies for the election of directors or would otherwise be required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is set forth herein.

 Set forth in Exhibit B are the written consents of each Nominee evidencing their consent to be named as Nominees and to serve as Directors if elected.

Information Pursuant to Clause (b)(i) of Nomination Requirements

Shareholder intends to nominate the Nominees for election to the Board at the 2013 Annual Meeting, as set forth above.

Information Pursuant to Clause (b)(ii) of Nomination Requirements

The name and address of Shareholder is as set forth below:

Iroquois Master Fund Ltd.
c/o Iroquois Capital Management, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022

Information Pursuant to Clause (b)(iii) of Nomination Requirements

Shareholder owns of record 1,000 shares of Common Stock.  It owns (including such 1,000 record shares) a total of 1,338,638 shares of Common Stock, and warrants to acquire 388,766 shares of Common Stock.  These securities may be deemed to be beneficially owned by Iroquois and Joshua Silverman and Richard Abbe, who each make investment decisions on behalf of the Shareholder. The information related to Common Stock ownership set forth in the Schedule 13D filed by Iroquois, among others, on January 17, 2013 is incorporated herein.

Information Pursuant to Clause (b)(iv) of Nomination Requirements

Without determining the materiality of any of the following to the business referenced in this Notice:  Mr. Abbe is a Nominee and Shareholder is a Plaintiff in a derivative complaint filed against, among others, the Company filed in Delaware Chancery Court (C.A. No. 7704-VCP).

With respect to Shareholder and Iroquois, except as otherwise disclosed in this Notice:

During the past ten years, such person has not been convicted in a criminal proceeding or been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

 Such person is not, and has not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of LRAD, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.  Iroquois (and by virtue of his ownership interests in Iroquois, Mr. Abbe), is entitled to a performance related fee as investment advisor to Shareholder based upon the overall increase in asset value of Shareholders’ assets, of which any profit or loss on shares of Common Stock would be a component.

 None of such person, any of its associates nor any entity in which such person is a partner or of whose equity interests such person is the beneficial owner, directly or indirectly, of 10% or more, has had or will have a direct or indirect material interest in any transaction since the beginning of LRAD’s last fiscal year or any currently proposed transaction to which LRAD or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000.

Such person does not have, nor do any of its associates have, any arrangement or understanding with any person with respect to any future employment with LRAD, or any of its respective affiliates or with respect to any future transactions to which LRAD, or any of its respective affiliates will or may be a party.

Information pursuant to Clause (c) (i)(A)(-E) of Nomination Requirements:

Information set forth in this Notice and specifically in Exhibit A hereto.

* * *

Shareholder believes that all information required to be disclosed in connection with a solicitation of proxies for the election of a director in a contested election pursuant to Section 14 of the Exchange Act is contained in this Notice and will be supplemented and updated from time to time as contemplated by the Nomination Requirements.

Shareholder believes that this Notice satisfies the requirements set forth in LRAD’s Bylaws, including the Nomination Requirements.  If LRAD believes that this Notice contains any discrepancies or if it believes any additional information is required to be provided, please advise us immediately by contacting Mr. Silverman at (212) 974-3070, or our counsel, Patrick Dooley of Akin Gump at (212) 872-1080.

IROQUOIS MASTER FUND LTD.

By:              /s/ Joshua Silverman
            Name:  Joshua Silverman
                                                                                                                                            Title:    Authorized Signatory

 Exhibit A

Additional Information Concerning Nominees

Identity and Background of Nominees

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Mark Sandson Business Address: 4335 Vista de la Tierra Del Mar, CA 92014 Residence Address: [REDACTED]	72

In February 2001, Mr. Sandson founded, and since then has been President of, Core Technology Partners, a strategic consulting firm that provides advice to technology-based businesses in both the aerospace-defense and commercial sectors.  Concurrently and through 2007, he served as a consultant to Core Capital Group, Inc., a mergers and acquisitions advisory firm representing sell-side defense and aerospace technology clients.  He previously led corporate business operations in weapon system engineering, avionics, satellite navigation and remote sensing, command and control, advanced data systems, and outsourcing services.  Mr. Sandson has advised numerous companies in fund raising, strategic planning, and divestiture preparation.  He has served on the Board of Directors of eight firms and is a member of the Corporate Directors Forum.

From September 2008 until January 2012, he served on the Board of Directors (as a member of the Audit Committee and the head of the Compensation Committee) of BillMyParents, Inc. (BMPI.OB), a financial solutions company focused on helping teenagers create responsible spending habits through prepaid debit cards.  From April 2011 until September 2011, Mr. Sandson served as Interim Chairman and Interim Chief Executive Officer of BillMyParents, Inc.  He currently serves on the board of Lifeproof, Inc., a smart phone-tablet protective case manufacturer.

Mr. Sandson holds a B.A. in mathematics from Pennsylvania State University.

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
John G. Coburn Business Address: 99 Canal Center Plaza Suite 220 Alexandria, VA 22314 Residence Address: [REDACTED]	71

Retired U.S. Army Gen. John G. Coburn has been the Chief Executive Officer and Chairman of VT Systems, Inc., an integrated engineering group providing world-class solutions and services in the aerospace, electronics, land systems and marine sectors, since November 2001. Prior to joining VT Systems, General Coburn served in the U.S. Army for 39 years in various logistics assignments. His last assignment was as commanding general of the U.S. Army Materiel Command (AMC), overseeing an annual budget of $39.2 billion. General Coburn was directly responsible for acquisition, contracting, research and development, foreign military sales, industrial base development, ammunition, program management and sustainment for the U.S. Army.

General Coburn is a distinguished military graduate of Eastern Michigan University where he was commissioned as a second lieutenant of Infantry. He also holds a B.S. from Eastern Michigan University, an M.A.  from the University of Kansas, a J.D. from the University of Missouri, and an honorary Ph.d from Eastern Michigan University and he is a member of the bar associations of Ky., Mich., D.C. Court of Appeals and the Supreme Court of the United States.

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Richard Abbe Business Address: 641 Lexington Avenue 26th Floor New York, NY 10022 Residence Address: [REDACTED]	42

Mr. Abbe is the co-founder of and has been a portfolio manager at Iroquois Capital Management LLC, an investment advisory firm that serves as the investment adviser to certain private investment funds, since 2000.
Mr. Abbe holds a B.A. in economics from Hobart College.

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Dennis Wend Business Address: 1314 S. Water Street Marine City, MI 48039 Residence Address: [REDACTED]	49

In January 2007, Mr. Wend founded, and became the President of, Wend & Associates LLC, Wend & Associates Inc., a technology based consulting company working with various government agencies and private sector firms to optimize leveraging activities. Prior to founding Wend & Associates, he served over 27 years as a civilian with the U.S. Army in various jobs in procurement, logistics, weapon system management as the Director of the National Automotive Center and Executive Director for Technology Transfer, where he was involved in all program aspects, including the management and direction of 18 manufactures throughout the country, executing approximately $1 billion dollars of production.

Mr. Wend holds a Master of Science from Central Michigan University and a B.A. from Detroit Institute of Technology. He is also a graduate of the Department of Defense System Management College.

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Lee Buchanan Business Address: Paladin Capital Group 2020 K Street Washington DC, 20006 Residence Address: [REDACTED]	63

Dr. Buchanan has been a Venture Partner of Paladin Capital Group, leading multi-stage private equity firm that provides funding to growing companies, since January 2008. From November 2005 until December 2007, he served as Vice President, Advanced Concepts of EDO Corporation, a $1 billion producer of intelligence, electronic warfare, sonar, and weapons systems for the U.S. military.

Dr. Buchanan has also had a significant career with the U.S. Government serving as Assistant Secretary of the Navy (Research, Development, and Acquisition), the most senior executive for research, development, and acquisition for the U.S. Navy and the U.S. Marine Corps. He also served as Deputy Director and Acting Director of the Defense Advanced Research Projects Agency, as a Division Manager for Titan Corporation, as a Senior Research Physicist at the Lawrence Livermore National Laboratory, and as a Naval Aviator.

Dr. Buchanan holds a B.S. and M.S. in Electrical Engineering from Vanderbilt University and a Ph.D. in Applied Physics from University of California.

Additional Information Regarding Nominees

 By virtue of Instruction 3 of Item 4 of Schedule 14A, each Nominee would be considered a “participant”.

According to LRAD’s public filings, if elected as Directors, the Nominees would receive, as non-employee Directors of LRAD, a quarterly retainer of $5,000, payable quarterly in arrears.   The Compensation Committee assists the Board in establishing the cash component and the number of options granted to Directors.   Non-employee Directors of LRAD are eligible to participate in the LRAD Corporation 2005 Equity Incentive Plan.  Each of the Nominees, if elected, would be indemnified by LRAD for service as a director to the same extent indemnification is provided to other Directors under LRAD’s Certificate of Incorporation, as amended, and By-Laws.  In addition, Shareholder believes that, upon election, the Nominees would be covered by LRAD’s officer and director liability insurance, if any, and be entitled to any other benefits made available to the other Directors of LRAD.  All information regarding LRAD’s director compensation and benefits arrangements set forth in this paragraph is derived solely from LRAD’s public filings with the SEC, and Shareholder disclaims any responsibility for the foregoing.

 If elected to the Board, the Nominees will not receive any compensation from Shareholder or any of its affiliates for their service as Directors of LRAD.

Other than as disclosed in this Notice:

None of the Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2013 Annual Meeting.

During the past ten years, none of the Nominees has been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

No Nominee owns beneficially, directly or indirectly, or of record but not beneficially, any securities of LRAD (or any parent or subsidiary of LRAD).  No Nominee has, to his knowledge, purchased or sold any securities of LRAD within the past two years; provided that such securities may have been purchased or sold without his knowledge for accounts of such Nominee managed by independent investment managers having control over the purchase and sale decisions with respect thereto.

 None of the Nominees is, or has been within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of LRAD, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

 No associate of any Nominee owns beneficially, directly or indirectly, any securities of LRAD.

 None of the Nominees, any of their immediate family members or any entity in which any Nominee is an executive officer or partner or of whose equity interests any Nominee is the beneficial owner, directly or indirectly, of 10% or more, has had or will have a direct or indirect material interest in any transaction since the beginning of LRAD’s last fiscal year or any currently proposed transaction to which LRAD or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000.

None of the Nominees, or any of their associates, has any arrangement or understanding with any person with respect to any future employment with LRAD, or any of their respective affiliates or with respect to any future transactions to which LRAD, or any of their respective affiliates will or may be a party.

 There are no material proceedings to which any of the Nominees or any of their associates is a party adverse to LRAD or any of its subsidiaries or has a material interest adverse to LRAD or any of its subsidiaries.

 None of the Nominees has held any positions or offices with LRAD.

There are no arrangements or understandings between any Nominee and any other person pursuant to which such Nominee was or is to be selected as a nominee for election as a Director except for certain indemnification provided pursuant to an expense and indemnification agreement with each Nominee, the form of which is attached hereto as Exhibit D.

 There exist no family relationships among the Nominees or between any of the Nominees and any Director or executive officer of LRAD.

 During the past ten years, none of the Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K.

 Shareholder believes that each of the Nominees would be considered an independent director of LRAD within the meaning of Item 407(a) of Regulation S-K and under the NASDAQ rules.

                 None of the Nominees or any of their associates has received any compensation or bonus from or in respect of services rendered on behalf of LRAD that is required to be disclosed under Item 402 of Regulation S-K or is subject to any arrangement described in Item 402 of Regulation S-K.

                 The foregoing is correct as to Mr. Silverman as well.

Exhibit B

Consent of the Nominees

CONSENT

I hereby consent to:

(a)	being nominated by Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois”), for election as a director of LRAD Corporation, a Delaware corporation (“LRAD”);
(b)	being named as a nominee in the proxy statement or related material prepared by Iroquois, among other things, relating to the election of directors at the LRAD 2013 annual meeting of shareholders; and
(c)	serving as a director of LRAD, if elected.

By:            /s/Mark Sandson
Name:       Mark Sandson

                Dated:  January 16, 2013

CONSENT

I hereby consent to:

(a)	being nominated by Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois”), for election as a director of LRAD Corporation, a Delaware corporation (“LRAD”);
(b)	being named as a nominee in the proxy statement or related material prepared by Iroquois, among other things, relating to the election of directors at the LRAD 2013 annual meeting of shareholders; and
(c)	serving as a director of LRAD, if elected.

By:            /s/John G. Coburn
Name:       John G. Coburn

                Dated:  January 16, 2013

CONSENT

I hereby consent to:

(a)	being nominated by Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois”), for election as a director of LRAD Corporation, a Delaware corporation (“LRAD”);
(b)	being named as a nominee in the proxy statement or related material prepared by Iroquois, among other things, relating to the election of directors at the LRAD 2013 annual meeting of shareholders; and
(c)	serving as a director of LRAD, if elected.

By:            /s/Richard Abbe
Name:       Richard Abbe

                Dated:  January 16, 2013

CONSENT

I hereby consent to:

(a)	being nominated by Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois”), for election as a director of LRAD Corporation, a Delaware corporation (“LRAD”);
(b)	being named as a nominee in the proxy statement or related material prepared by Iroquois, among other things, relating to the election of directors at the LRAD 2013 annual meeting of shareholders; and
(c)	serving as a director of LRAD, if elected.

By:            /s/Dennis Wend
Name:       Dennis Wend

                Dated:  January 16, 2013

CONSENT

I hereby consent to:

(a)	being nominated by Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois”), for election as a director of LRAD Corporation, a Delaware corporation (“LRAD”);
(b)	being named as a nominee in the proxy statement or related material prepared by Iroquois, among other things, relating to the election of directors at the LRAD 2013 annual meeting of shareholders; and
(c)	serving as a director of LRAD, if elected.

By:            /s/Lee Buchanan
Name:       Lee Buchanan

                Dated:  January 16, 2013

Exhibit C

Transactions in the Securities of LRAD Corporation in the Past Two Years

The following table sets forth transactions by Shareholder and certain others with respect to Common Stock effected since January 17, 2011, inclusive of any transactions effected through 3:00 p.m., New York City time, on January 17, 2013. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	For the Account of	Date of Transaction	Amount of Securities Purchased (Sold)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/06/2011	5,500
Open Market Sale of Shares	Iroquois Master Fund Ltd.	01/10/2011	(908)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/14/2011	500
Open Market Sale of Shares	Iroquois Master Fund Ltd.	02/08/2011	(15,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	02/09/2011	(10,900)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	02/14/2011	10,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	02/14/2011	(175,000)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/03/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/03/2011	17,700
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/03/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/03/2011	5,000
Receipt of Shares from Exercise of Warrant	Iroquois Master Fund Ltd.	02/04/2011	388,766
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/07/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/09/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/14/2011	5,000
Delivery of Privately Sold Shares	Iroquois Master Fund Ltd.	03/14/2011	(65,073)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/17/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/18/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/30/2011	2,500
Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/04/2011	(7,500)

Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/05/2011	(5,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/06/2011	(46,300)
Delivery of Privately Sold Shares	Iroquois Master Fund Ltd.	04/11/2011	(45,037)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/11/2011	(5,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/12/2011	(4,200)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	04/13/2011	(4,199)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/20/2011	1,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/21/2011	2,600
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/26/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/29/2011	12,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/05/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/06/2011	1,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/09/2011	2,500
Open Market Sale of Shares	Iroquois Master Fund Ltd.	05/16/2011	(20,000)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/17/2011	5,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	05/23/2011	(20,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	05/24/2011	(10,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	05/26/2011	(4,400)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/27/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/27/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/27/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/31/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/31/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	05/31/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/02/2011	600

Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/03/2011	825
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/09/2011	3,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/10/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/14/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/22/2011	1,007
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/22/2011	(17,800)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/25/2011	(32,600)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/26/2011	(12,043)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/27/2011	(3,653)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/28/2011	25,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/28/2011	20,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/28/2011	(1,701)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/28/2011	20,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/28/2011	25,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/29/2011	(10,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	07/29/2011	(15,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	08/01/2011	(20,000)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	08/01/2011	(7,500)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	08/01/2011	(7,500)
Open Market Sale of Shares	Iroquois Master Fund Ltd.	08/01/2011	(7,500)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/05/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/05/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/05/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/05/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/19/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/24/2011	7,500

Open Market Purchase of Shares	Iroquois Master Fund Ltd.	08/31/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/06/2011	5,200
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/07/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/07/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/09/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/12/2011	2,782
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/13/2011	20,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/13/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/14/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/14/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/14/2011	60,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	09/14/2011	(38,100)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/15/2011	3,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/15/2011	600
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/26/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/27/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/30/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/30/2011	7,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/05/2011	3,400
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/05/2011	3,400
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/05/2011	3,400
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/06/2011	2,500
Open Market Sale of Shares	Iroquois Master Fund Ltd.	10/13/2011	(600)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/14/2011	5,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	10/14/2011	(5,000)

Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/18/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/20/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/21/2011	2,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/21/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/20/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/20/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/25/2011	1,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/27/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/27/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/27/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/27/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/31/2011	4,200
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/03/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/16/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/17/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/22/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/21/2011	1,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/28/2011	1,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/09/2011	1,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/09/2011	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/20/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/27/2011	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/30/2011	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/04/2012	5,000
Open Market Sale of Shares	Iroquois Master Fund Ltd.	01/19/2012	(5,000)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/19/2012	5,000

Open Market Sale of Shares	Iroquois Master Fund Ltd.	01/19/2012	(5,000)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/31/2012	2,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	02/22/2012	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	02/29/2012	1,595
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/09/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/09/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/09/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/21/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/21/2012	1,600
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/21/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/22/2012	700
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/23/2012	2,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/27/2012	500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	03/30/2012	4,300
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/17/2012	2,200
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/19/2012	5,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	04/27/2012	1,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/07/2012	100
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/14/2012	6,700
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/15/2012	3,905
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	06/29/2012	8,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	07/31/2012	400
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/13/2012	12,200
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/14/2012	30,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/19/2012	9,383

Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/20/2012	300
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/21/2012	9,817
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/26/2012	19,472
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/27/2012	5,100
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/27/2012	9,756
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/28/2012	1,100
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	09/28/2012	14,200
Open Market Sale of Shares	Iroquois Master Fund Ltd.	10/01/2012	(100)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/01/2012	100
Open Market Sale of Shares	Iroquois Master Fund Ltd.	10/01/2012	(100)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/11/2012	7,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/11/2012	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/11/2012	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/11/2012	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	10/31/2012	8,500
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/16/2012	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/20/2012	10,000
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/20/2012	3,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/21/2012	20,100
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/26/2012	100
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	11/30/2012	7,400
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/07/2012	18,600
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/14/2012	6,450
Open Market Sale of Shares	Iroquois Master Fund Ltd.	12/14/2012	(7,500)
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/17/2012	20,200
Open Market Sale of Shares	Iroquois Master Fund Ltd.	12/17/2012	(2,500)

Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/18/2012	8,900
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/28/2012	9,523
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	12/31/2012	229,168
Open Market Purchase of Shares	Iroquois Master Fund Ltd.	01/02/2013	2,000
Receipt of Shares from Exercise of Warrant	Samantha Abbe	02/04/2011	15,012
Receipt of Shares from Exercise of Warrant	Bennett Abbe	02/04/2011	15,012
Receipt of Shares from Exercise of Warrant	Talia Abbe	02/04/2011	15,012
Receipt of Shares from Exercise of Warrant	Joshua Silverman	02/04/2011	4,503
Receipt of Shares from Exercise of Warrant	Abbe Berman Foundation	02/04/2011	9,007

Exhibit D

FORM OF EXPENSE REIMBURSEMENT AND

INDEMNIFICATION AGREEMENT

AGREEMENT, dated as of January __, 2013, by and between Iroquois Master Fund Ltd. (the “Indemnitor”) and [Name of Indemnitee] (the “Indemnitee”).

WHEREAS, the Indemnitor has asked the Indemnitee, and the Indemnitee has agreed, to be named and serve as a nominee (a “Nominee”) of the Indemnitor for election to the Board of Directors of LRAD Corporation (the “Company”) at the 2013 annual meeting of shareholders of the Company or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations postponement thereof (the “Annual Meeting”); and

WHEREAS, the Indemnitor and/or its representatives and affiliates expect to, in appropriate circumstances, solicit proxies from the shareholders of the Company in support of Indemnitee’s election as a director of the Company at the Annual Meeting (the “Solicitation”).

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of the Indemnitor that the Indemnitee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby hereto agree as follows:

1.           Expenses.   The Indemnitor agrees that for the period starting from the date of this Agreement and ending on the earlier of (a) the Indemnitee’s election to the Board of Directors of the Company (or if the election or qualification of members to the Board of Directors is contested on any grounds, such later date that such contest is resolved) and (y) the date the Indemnitee has been notified by the Indemnitor that it will not commence the Solicitation or has abandoned the Solicitation or will not nominate the Indemnitee to the Board of Directors of the Company or that the requisite number of votes for the Indemnitee’s election to the Board of Directors has not been obtained, the Indemnitor will (i) promptly reimburse the Indemnitee for all reasonable out-of-pocket expenses incurred in the performance of his responsibilities as a Nominee, and (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel reasonably satisfactory to the Indemnitor selected collectively by (by plurality vote) and acting on behalf of all Nominees proposed by the Indemnitor for election to the Board of Directors of the Company (the “Independent Counsel”) to the extent one is to be chosen in accordance with Section 2(b).

2.         Indemnification. (a) The Indemnitor hereby agrees to indemnify, defend and hold harmless the Indemnitee from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel (but only as contemplated by Section 1(ii)) and costs of investigation) (collectively, “Losses”) to which the Indemnitee may become subject or which the Indemnitee may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon the Indemnitee being a Nominee, except to the extent such Loss arises or results from the Indemnitee’s fraud or willful misconduct or any untrue statement or omission made by the Indemnitee or made by the

Indemnitor in reliance upon and in conformity with information furnished by the Indemnitee in writing expressly for use in the nomination or Solicitation process.

 (b)           In the event of the commencement or threatened commencement of any action in respect of which the Indemnitee may seek indemnification from the Indemnitor hereunder, the Indemnitee agrees to give prompt written notice thereof to the Indemnitor; provided that the failure to so provide prompt notice shall not relieve the Indemnitor of its indemnification obligations hereunder except to the extent that the Indemnitor is materially prejudiced as a result thereof.   In the case of the commencement or threatened commencement of any action against the Indemnitee in respect of which he may seek indemnification from the Indemnitor hereunder, the Indemnitor may, by written notice to the Indemnitee, elect to assume the defense thereof (with counsel reasonably satisfactory to the Indemnitee, it being agreed that Akin Gump is acceptable legal counsel), including, without limitation, the negotiation and approval of any settlement of such action. After notice from the Indemnitor to the Indemnitee of the Indemnitor’s election so to assume the defense thereof, the Indemnitor will not be liable to the Indemnitee under this Agreement for any expenses of legal counsel subsequently incurred by him in connection with the defense thereof. If, in any action for which indemnity may be sought hereunder, the Indemnitor shall not have timely assumed the defense thereof with counsel reasonably satisfactory to the Indemnitee, or the Indemnitee shall have been advised by counsel that it would constitute a conflict of interest for the same counsel to represent both him and the Indemnitor or both him and any other indemnitee in such action, the Indemnitee shall have the right to employ the Independent Counsel in such action, in which event the Indemnitor shall reimburse the Indemnitee for all reasonable legal fees of such Independent Counsel.  The Indemnitor shall in no event be liable for any settlement of any action effected without its prior written consent (which consent shall not be unreasonably withheld). The Indemnitor shall not settle any claim in any manner that would impose any expense, penalty, obligation or liability on the Indemnitee not paid by the Indemnitor, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of the Indemnitee or as materially detrimental to the reputation of the Indemnitee, without the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld).

 (c)        The Indemnitee’s right to indemnification pursuant to Section 2 of this Agreement shall include the right of the Indemnitee to be advanced by the Indemnitor any fees and expenses incurred in connection with any event or occurrence relating to or directly or indirectly arising out of the Solicitation or related matters as soon as practicable after such expenses are incurred by the Indemnitee and in any event within 30 days after the receipt by the Indemnitor of a statement or statements from the Indemnitee documenting such expenses in reasonable detail and requesting such advances from time to time; provided, however, that all amounts advanced in respect of such fees and expenses shall be promptly repaid to the Indemnitor by the Indemnitee if it shall ultimately be determined in a final judgment that the Indemnitee is not entitled to be indemnified for such expenses.

3.           No Presumptions.  For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

4.           Amendments, Etc.  No supplement, modification or amendment of this Agreement shall be binding with respect to any party unless executed in writing by such party. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

5.           Subrogation.  In the event of payment under this Agreement, the Indemnitor shall be subrogated to the extent of such payment to all of the rights of recovery of the applicable Indemnitee, and that Indemnitee shall, at the Indemnitor’s expense, execute all papers reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable the Indemnitor effectively to bring suit to enforce such rights.

6.           No Duplication of Payments.  The Indemnitor shall not be liable under this Agreement to make any payment in connection with a claim made against Indemnitee to the extent the Indemnitee otherwise is entitled to receive payment (under any insurance policy, certificate of incorporation, by-law or otherwise) of the amounts otherwise indemnifiable hereunder.

7.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

8.           Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original, but which together shall constitute one agreement.

9.           Notices.  All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid, certified or registered mail, return receipt requested, and addressed to the Indemnitor at:

Iroquois Capital Management, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
Attention: General Counsel

and to the Indemnitee at such address as the Indemnitee may have provided to the Indemnitor.

Notice of change of address shall be effective only when done in accordance with this Section. All notices complying with this Section shall be deemed to have been received on the earlier of the date of delivery or on the third business day after mailing.

10.           Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject hereof.

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

IROQUOIS MASTER FUND LTD.

By:         ___________________________
  Name:  Joshua Silverman
  Title:    Authorized Signatory

_______________________________
[Name of Indemnitee]

EXHIBIT 3

TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 3:00 p.m., New York City time, on January 17, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	FOR THE ACCOUNT OF	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION
Open Market Purchase	Iroquois Master Fund Ltd.	11/16/2012	10,000	$1.04
Open Market Purchase	Iroquois Master Fund Ltd.	11/20/2012	10,000	$1.03
Open Market Purchase	Iroquois Master Fund Ltd.	11/20/2012	3,900	$0.98
Open Market Purchase	Iroquois Master Fund Ltd.	11/21/2012	20,100	$1.01
Open Market Purchase	Iroquois Master Fund Ltd.	11/26/2012	100	$1.10
Open Market Purchase	Iroquois Master Fund Ltd.	11/30/2012	7,400	$1.02
Open Market Purchase	Iroquois Master Fund Ltd.	12/07/2012	18,600	$0.93
Open Market Purchase	Iroquois Master Fund Ltd.	12/14/2012	6,450	$0.89
Open Market Sale	Iroquois Master Fund Ltd.	12/14/2012	7,500	$0.84
Open Market Purchase	Iroquois Master Fund Ltd.	12/17/2012	20,200	$0.87
Open Market Sale	Iroquois Master Fund Ltd.	12/17/2012	2,500	$0.82
Open Market Purchase	Iroquois Master Fund Ltd.	12/18/2012	8,900	$0.92
Open Market Purchase	Iroquois Master Fund Ltd.	12/28/2012	9,523	$0.90
Open Market Purchase	Iroquois Master Fund Ltd.	12/31/2012	229,168	$1.03
Open Market Purchase	Iroquois Master Fund Ltd.	01/02/2013	2,000	$1.06